BAYTEX ANNOUNCES SALE OF KERROBERT THERMAL ASSET

CALGARY, ALBERTA (December 20, 2024) - Baytex Energy Corp. ("Baytex") (TSX:BTE) (NYSE:BTE)  today announced that it has closed the sale of its Kerrobert thermal asset located in southwest Saskatchewan, for net proceeds of approximately $42 million. Production from the asset is approximately 2,000 bbl/d (100% heavy oil).

The non-core disposition further streamlines our portfolio and the net proceeds from the sale will be applied against outstanding bank indebtedness.

To reflect the disposition, we have updated our 2025 production guidance to 148,000 to 152,000 boe/d (150,000 to 154,000 boe/d, previously). The disposition is not expected to meaningfully impact our exploration and development expenditures or free cash flow profile for 2025.

Advisory Regarding Forward-Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking information in this news release is identified by words such as "expected" or similar expressions and includes suggestions of future outcomes, events or performance.  The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: that net proceeds will be applied against outstanding bank indebtedness; our updated production guidance for 2025 and that the disposition is not expected to meaningfully impact our exploration and development expenditures or free cash flow profile for 2025. Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Baytex and others that apply to the industry generally. These risks relating to Baytex include, but are not limited to, the satisfaction of all conditions to the completion of the transaction.

The forward-looking statements contained in this press release are made as of the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by applicable law. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Baytex Energy Corp.

Baytex Energy Corp. is an energy company with headquarters based in Calgary, Alberta and offices in Houston, Texas. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Investor Relations

Toll Free Number:  1-800-524-5521

Email: investor@baytexenergy.com